February 19, 2010
VIA EDGAR AND OVERNIGHT MAIL
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-3561

Re:	Cardtronics, Inc. Registration Statement on Form S-3 Filed January 19, 2010 File No. 333-164395
Dear Ms. Jacobs:
     Set forth below are the responses of Cardtronics, Inc., a Delaware corporation (“Cardtronics”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 12, 2010, with respect to Cardtronic’s Registration Statement on Form S-3, filed with the Commission on January 19, 2010, File No. 333-164395 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Signatures
1.	For each of Cardtronics USA, Inc., Cardtronics Holdings, LLC and ATM National, LLC, please be sure the registration statement is signed by each company’s principal accounting officer or controller and at least a majority of each company’s board of directors or persons performing similar functions. See Instruction 1 to Signatures in the Form S-3.
Response: Cardtronics respectfully acknowledges the Staff’s comment and confirms that the Registration Statement has been revised to include the appropriate signatories.

Exhibit 5.1
2.	We note that counsel assumes that Cardtronics USA, Inc., Cardtronics Holdings, LLC and ATM National, LLC are fully organized and/or formed under the laws of the state of Delaware and are validly existing and in good standing under the laws of that jurisdiction. Please provide a revised opinion that removes these assumptions or tell us why it is appropriate for counsel to assume legal matters relevant to the opinion.
Response: Cardtronics respectfully acknowledges the Staff’s comment and confirms that a revised opinion of counsel has been filed with the revised Registration Statement.
* * *
     Cardtronics, Inc. acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cardtronics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (832) 308-4128 or our outside legal counsel, Gillian Hobson of Vinson & Elkins at 713-758-3747.

Sincerely, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
	Name:	J. Chris Brewster
	Title:	Chief Financial Officer

cc:	Gillian A. Hobson, Esq. David P. Oelman, Esq. Vinson & Elkins L.L.P. Via Facsimile